"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

Date: 05.04.02

ORK – Trade subject to notification own shares

Orkla ASA has on 04 April 2002 bought 250,000 Orkla shares at a price of NOK 157.37 per share. A broker has executed the transaction.

Orkla's total shareholding of own shares after this transaction is 9,108,902.

dw 4/23

"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

02 APR 17 AM 11:41

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

Date: 05.04.2002

ORK – Orkla's Annual Report 2001

Orkla's Annual Report for 2001 is now available in pdf-format on Orkla's Internet pages www.orkla.com. The printed version (hardback) will be sent by post to shareholders, investors, analysts, journalists and others who follow the company during next week (week starting Monday 8 April 2002).

The pdf-version is also accessible on the Oslo Stock Exchange's Internet pages www.ose.no.

"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

02 APR 17 AM 11:

Ref.:
Rune Helland, VP Investor Relations, Tel: +4722544411
Erik Thuestad, AVP Investor Relations, Tel.: +4722544425

Date: 5 April 2002

ORK – Notice of Annual General Meeting

The ordinary Annual General Meeting in Orkla ASA will be held at Festiviteten, Sandesundsveien 2, Sarpsborg, Norway, on Thursday 2 May 2002 at 3.00 p.m. The notice will be sent to all shareholders together with the annual report in week 15 (week starting Monday 8 April).

The shares will be quoted excluding dividend from 3 May 2002.

Enclosed to www.ose.no is the notice of the AGM.

ORKLA

Notice of Annual General Meeting

The Annual General Meeting of Orkla ASA will be held at Festiviteten, Sandesundsveien 2, Sarpsborg on **Thursday, 2 May 2002 at 3 p.m.**

The agenda is as follows:

1. **Approval of the annual accounts for 2001 for Orkla ASA and the Orkla Group and the annual report of the Board of Directors**

2. **Approval of a share dividend for 2001 of NOK 3.25 per share, except for the shares owned by the Orkla Group**

3. **Amendments to the Articles of Association**

   In order to adapt the Articles of Association to the resolution of the Corporate Democracy Committee of 6 February 2002, the Board of Directors proposes the following amendments to the Articles of Association:

   Article 8, third paragraph, shall read:
   "Seven (7) members and deputy members of the Corporate Assembly shall be elected by and among the employees pursuant to existing statutes and regulations relating to employees' right of codetermination."

   Article 8, fifth paragraph, first sentence, shall read:
   "The Corporate Assembly's members and deputy members shall receive a fee for attending meetings, the amount to be determined by the General Meeting."

   In order to bring the terminology into line with the provisions of the Public Limited Companies Act, the Board of Directors proposes the following technical amendment to Article 1 of the Articles of Association:

   Article 1, first sentence, shall read:
   "Orkla ASA is a public limited company with share capital of NOK 1,370,289,600 consisting of 219,246,336 fully paid-up shares, each of the par value of NOK 6.25."

4. **Reduction of capital by redemption of the company's own shares**

   The Orkla Group owns a total of 8,858,902 of its own shares. Of these, Orkla ASA owns 3,245,870. The Board of Directors proposes reducing the company's share capital by redeeming (amortising) 2,944,670 of the shares owned by Orkla ASA in accordance with the rules laid down in the Public Limited Companies Act. The shares which the Board proposes to redeem comprise Orkla ASA's entire holding of its own shares as of 31 December 2001. The Board of Directors is of the opinion that the proposed amortisation will have a positive effect on the value of company's shares.

   The capital reduction will not entail any payment from the company. The reduction amount will be used to cancel the company's own shares. The auditor has confirmed that, after the capital reduction, the company's tied-up capital will be fully covered.

   The Board of Directors proposes that the General Meeting adopt the following resolution:

   "The General Meeting of Orkla ASA hereby resolves to reduce share capital from NOK 1,370,289,600 to NOK 1,351,885,412.50 by redeeming 2,944,670 shares owned by Orkla ASA. The number of shares in the company will be reduced from 219,246,336 to 216,301,666. The amount by which the share capital is reduced will be used to cancel the company's own shares."

   Reducing share capital by redeeming the company's own shares will necessitate an amendment to the first sentence in Article 1 of the Articles of Association. Provided that the General Meeting approves the capital reduction, the Board of Directors proposes that the General Meeting adopt the following resolution:

   Article 1, first sentence, shall read:
   "Orkla ASA is a public limited company with share capital of NOK 1,351,885,412.50 consisting of 216,301,666 fully paid-up shares, each of the par value of NOK 6.25."

5. **Authorisation to acquire the company's own shares**

   At the Annual General Meeting on 3 May 2001, the Board of Directors was granted authority to acquire the company's own shares until 3 November 2002.

   The Board of Directors proposes that this authorisation be renewed.

   The reason for the proposal is, as before, to enable the Board to avail itself of the possibility pursuant to section 9-2 et seq. of the Public Limited Companies Act to acquire the company's own shares up to a maximum value of 10% of share capital. Authorisation to acquire the company's own shares was granted for the first time at the Annual General Meeting on 7 May 1998, and has been renewed each year. Since 7 May 1998, the company has acquired 3,245,870 shares in accordance with the authorisation.

   Provided that the Annual General Meeting adopts the resolution pertaining to a capital reduction, cf. item 4, the Board of Directors proposes the following resolution, cf. section 9-4 of the Public Limited Companies Act:

   "The General Meeting of Orkla ASA authorises the Board of Directors to permit the company to acquire shares in Orkla ASA with a nominal value of up to NOK 96,875,000 divided between a maximum of 15,500,000 shares. The amount that may be paid per share shall be no less than NOK 20 and no more than NOK 500. The Board of Directors shall have a free

hand with respect to methods of acquisition and disposal of the company's own shares. This authorisation replaces the authorisation granted by the General Meeting on 3 May 2001 and shall apply from 3 May 2002 until 2 November 2003."

If the Annual General Meeting does not approve a capital reduction, cf. item 4, the Board of Directors proposes the following resolution, cf. section 9-4 of the Public Limited Companies Act:

"The General Meeting of Orkla ASA authorises the Board of Directors to permit the company to acquire shares in Orkla ASA with a nominal value of up to NOK 81,250,000 divided between a maximum of 13,000,000 shares. The amount that may be paid per share shall be no less than NOK 20 and no more than NOK 500. The Board of Directors shall have a free hand with respect to methods of acquisition and disposal of the company's own shares. This authorisation replaces the authorisation granted by the General Meeting on 3 May 2001 and shall apply from 3 May 2002 until 2 November 2003."

6. Election of two members to the Election Committee

7. Approval of the auditor's remuneration

Pursuant to Article 17 of the Articles of Association, the General Meeting will be opened and chaired by the Chairman of the Corporate Assembly.

Shareholders wishing to attend the Annual General Meeting must, no later than 3.00 p.m. on Monday, 29 April 2002, notify the company accordingly at Shareholder Service, P.O. Box 423 Skøyen, NO-0213 Oslo, tel.: +47 22 54 40 00 or fax: +47 22 54 44 90.

The shares will be quoted exclusive of the dividend on 3 May 2002.

Subject to the decision of the General Meeting regarding the share dividend, the dividend will be paid on 23 May 2002 to shareholders of record as of the date of the Annual General Meeting. In order to avoid loss or delay, shareholders must give notice of their acquisition of shares and any change of address as soon as possible, and specify the account into which dividends are to be paid to the bank/stockbroker selected as account manager in respect of the Norwegian Central Securities Depository.

Sarpsborg, 2 April 2002

Harald Arnkværn
Chairman of the Corporate Assembly